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Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated September 7, 2016
Relating to Preliminary Prospectus Supplement dated September 6, 2016 to Prospectus dated December 9, 2015
Registration No. 333-208399

We have filed a registration statement on Form F-3 (Registration No. 333-208399), including a prospectus dated December 9, 2015, and a preliminary prospectus supplement dated September 6, 2016 with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement, the documents incorporated by reference in the registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectus, the preliminary prospectus supplement and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents we have filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement, if you request them by calling J.P. Morgan Securities LLC at 1-866-803-9204 or Morgan Stanley & Co. International plc at 1-866-718-1649. You may also access our most recent preliminary prospectus supplement dated September 6, 2016, as filed with the SEC via EDGAR on September 6, 2016, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1269238/000104746916015261/a2229623z424b5.htm.

The following information supplements and updates the information contained in the Company's preliminary prospectus supplement dated September 6, 2016 (the "Preliminary Prospectus Supplement"). In the Preliminary Prospectus Supplement, we proposed to offer 22,500,000 ADSs and grant the underwriters an option to purchase up to an aggregate of 3,375,000 additional ADSs from us. The number of ADSs to be offered by us in the offering has increased to 28,500,000 ADSs, and we have proposed to grant the underwriters an option to purchase up to an aggregate of 4,275,000 additional ADSs from us. In addition, the aggregate principal amount of convertible notes being offered by us in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act pursuant to a separate offering memorandum has increased to US$900 million, and we have proposed to grant the initial purchasers in the concurrent offering of convertible notes an option to purchase up to US$75 million aggregate principal amount of our convertible notes.

This issuer free writing prospectus updates the information contained in the Preliminary Prospectus Supplement to reflect the increases in the number of ADSs being offered and the aggregate principal amount of our convertible notes, impact on net proceeds and capitalization tables, as well as certain other changes. The free writing prospectus reflects the following amendments and supplements that were made to the Preliminary Prospectus Supplement. All references to page numbers are to page numbers in the Preliminary Prospectus Supplement.

(1)   Amend the corresponding portion of "The Offering" beginning on page S-12 as follows:

THE OFFERING

ADSs offered by us	28,500,000 ADSs (or 32,775,000 ADSs if the underwriters exercise the over-allotment option to purchase additional ADSs in full).
Concurrent Shares Private Placements
Concurrently with, and subject to, the completion of this offering of ADSs, two of our existing shareholders, Baidu Inc. (through Baidu Holdings Limited), or Baidu, and The Priceline Group Inc. (through Priceline Group Treasury Company B.V.), or Priceline, have agreed to purchase from us US$100 million and US$25 million, respectively, of our ordinary shares at a price per share equal to the public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming a public offering price of US$45.96 per ADS, which was the last reported sale price of the ADSs on the Nasdaq Global Select Market on September 6, 2016, Baidu and Priceline will purchase from us 271,976 and 67,993 ordinary shares from us, respectively, in the Concurrent Shares Private Placements. The Concurrent Shares Private Placements to Baidu and Priceline are being made pursuant to exemptions from registration with the U.S. Securities and Exchange Commission, or the SEC, under Regulation S and Section 4(a)(2) of the Securities Act.
ADSs outstanding immediately after this offering	497,634,555 ADSs (or 501,909,555 ADSs if the underwriters exercise the over-allotment option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this offering
62,204,319 ordinary shares (or 62,738,694 ordinary shares if the option to purchase additional ADSs is exercised in full by the underwriters), including 339,969 ordinary shares we will issue and sell in the Concurrent Shares Private Placements to Baidu and Priceline, assuming an offering price of US$45.96 per ADS, which was the last reported sale price of the ADSs on the Nasdaq Global Select Market on September 6, 2016.

The number of ordinary shares outstanding immediately after the offering is based upon 58,301,850 ordinary shares issued and outstanding as of July 31, 2016 and excludes 587,363 ordinary shares reserved for issuance upon the exercise of our outstanding options.
Option to purchase additional shares	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 4,275,000 additional ADSs.
Use of proceeds
We estimate that the net proceeds from this offering and the Concurrent Shares Private Placements will be approximately US$1,404 million (or US$1,596 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting commissions and fees and estimated offering expenses.

We intend to use the net proceeds from this offering and the Concurrent Shares Private Placement for organic growth of our business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.
See "Use of Proceeds" for additional information.
Description of concurrent offering
Concurrently with this offering, we are also offering up to US$900 million aggregate principal amount of convertible notes pursuant to a separate offering memorandum (or up to US$975 million aggregate principal amount if the initial purchasers in the concurrent convertible notes offering exercise their option in full) to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside of the United States to non-U.S. persons in reliance on Regulation S.

The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering.

(2)   Amend the third sentence in the risk factor "Consolidation of the results of operations of Qunar with ours may negatively impact our financial performance and results of operations" beginning on page S-20 as follows:

        Qunar has historically incurred net loss and it recorded a net loss of RMB1,775 million (US$267 million) for the six months ended June 30, 2016, and a significant portion of our net loss is attributable to Qunar's net loss for this period.

(3)   Amend the second sentence in the risk factor "We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced." beginning on page S-23 as follows:

        As of June 30, 2016, our goodwill was RMB46.4 billion (US$7.0 billion) and our indefinite lived intangible assets were RMB9.7 billion (US$1.5 billion), compared to RMB2.5 billion and RMB651 million, respectively, as of June 30, 2015.

(4)   Amend the first paragraph under "Use of Proceeds" on page S-53 as follows:

        We estimate that the net proceeds from this offering and the Concurrent Shares Private Placements will be approximately US$1,404 million (or approximately US$1,596 million assuming the underwriters exercise their option to purchase up to an additional 4,275,000 ADSs in full), after deducting underwriting commissions and fees and the estimated offering expenses payable by us. We intend to use the estimated net proceeds from this offering and the Concurrent Shares Private Placements for organic growth of our business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.

(5)   Amend the paragraph titled "Net Loss" on page S-59 as follows:

  Net Loss/Income

        Net loss was RMB2.1 billion (US$316 million) in the six months ended June 30, 2016, and net income was RMB17 million in the six months ended June 30, 2015. For the six months ended June 30, 2016, the consolidation of Qunar contributed RMB1.8 billion to our net loss.

(6)   Amend the first sentence in the penultimate paragraph on page S-63 as follows:

        Operating lease obligations for the years 2016, 2017, 2018, 2019, 2020 and 2021 are RMB321 million, RMB129 million, RMB38 million, RMB16 million, RMB2 million and RMB1 million, respectively.

(7)   Amend "Capitalization" beginning on page S-65 as follows:

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2016:

  •
  on an actual basis;

  •
  on an as adjusted basis, giving effect to (i) our issuance and sale of 3,562,500 ordinary shares in the form of ADSs pursuant to this prospectus supplement, at an assumed offering price of US$45.96 per ADS, which was the last reported closing price of our ADSs on September 6, 2016, resulting in estimated net proceeds of US$1,279 million, assuming the underwriters do not exercise their option to purchase additional ADSs and after deducting estimated underwriting discounts and commissions and estimated issuance expenses, (ii) our issuance and sale of 339,969 ordinary shares in the Concurrent Shares Private Placements, at an assumed offering price of US$45.96 per ADS, which was the last reported sale price of the ADSs on the Nasdaq Global Select Market on September 6, 2016, (iii) the concurrent issuance and sale by us of US$900 million aggregate principal amount of convertible notes in the concurrent offering, assuming the initial purchasers in the concurrent offering of convertible notes do not exercise their option to purchase additional convertible notes, and before deducting estimated underwriting discounts and commissions and estimated issuance expenses(1), and (iv) our issuance and sale of US$25 million aggregate principal amount of convertible notes due 2022 in the Concurrent Notes Private Placement to Priceline.

(1)
The closing of the offering of our ADSs is not conditioned upon the closing of the concurrent offering of our convertible notes, the Concurrent Shares Private Placements or the Concurrent Notes Private Placement. The closing of the concurrent offering of our convertible notes is not conditioned upon the closing of this offering of ADSs, the Concurrent Shares Private Placements or the Concurrent Notes Private Placement. The Concurrent Shares Private Placements are subject to the completion of this offering of ADSs. The Concurrent Notes Private Placement is subject to the completion of the concurrent offering of our convertible notes.

        You should read this table in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in our 2015 Annual Report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and our unaudited interim consolidated financial statements and related notes for the six months ended June 30, 2015 and 2016 and as of June 30, 2015 and 2016 included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on September 6, 2016, which is incorporated by reference in this prospectus supplement.

	As of June 30, 2016
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Long-term debt:
Long-term borrowings, excluding current portion	900,000	135,422	900,000	135,422
2020 1% Convertible Senior Notes	4,652,130	700,000	4,652,130	700,000
2025 1.99% Convertible Senior Notes	2,658,360	400,000	2,658,360	400,000
Priceline 1% Convertible 2019 Notes	3,322,950	500,000	3,322,950	500,000
Priceline 1% Convertible 2020 Notes	1,661,475	250,000	1,661,475	250,000
Priceline 2% Convertible 2025 Notes	3,322,950	500,000	3,322,950	500,000
Hillhouse 2% Convertible 2025 Notes	3,322,950	500,000	3,322,950	500,000
2022 1.25% Convertible Senior Notes	—	—	5,981,310	900,000
Convertible Notes to Our Major Strategic Shareholder	—	—	166,148	25,000
Less: Debt issuance cost	(103,247)	(15,536)	(216,896)	(32,636)
Shareholders' equity:
Share Capital	4,609	693	4,875	733
Additional paid-in capital	51,920,014	7,812,338	61,259,817	9,217,686
Statutory reserves	168,941	25,420	168,941	25,420
Accumulated other comprehensive loss	173,177	26,058	173,177	26,058
Retained Earnings	6,098,902	917,694	6,098,902	917,694
Treasury Stock	(2,287,416)	(344,184)	(2,287,416)	(344,184)

Total shareholders' equity	56,078,228	8,438,019	65,418,296	9,843,407
Noncontrolling interests	3,607,037	542,746	3,607,037	542,746
Total shareholders' equity	59,685,265	8,980,765	69,025,333	10,386,153
Total capitalization	79,422,833	11,950,651	94,796,711	14,263,939

(6)   Amend the first paragraph under "Concurrent Offering of Convertible Notes" on page S-72 as follows:

        Concurrently with this offering of ADSs, we are also offering, by means of a separate offering memorandum, US$900 million aggregate principal amount of our convertible notes, in accordance with Rule 144A under the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering. The initial purchasers of the offering of our convertible notes have a 30-day option to purchase up to an additional US$75 million aggregate principal amount of our convertible notes.

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THE OFFERING
CAPITALIZATION